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                             March 19, 2021

       Adam Stone
       Chief Executive Officer
       ARYA Sciences Acquisition Corp III
       51 Astor Place, 10th Floor
       New York, NY 10003

                                                        Re: ARYA Sciences
Acquisition Corp III
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
16, 2021
                                                            CIK No. 0001808805

       Dear Mr. Stone:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Questions and Answers for Shareholders of ARYA
       Did the ARYA Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination, page viii

   1. Please revise the prospectus, where appropriate, to provide the comparable company analysis as well as a
detailed discussion of the other "necessary analyses" performed by the Board. In this
regard, it should be clear how the Board arrived at the $900 million equity valuation for
Nautilus and concluded that the acquisition satisfied the 80% test.
 Adam Stone
FirstName  LastNameAdam
ARYA Sciences   AcquisitionStone
                            Corp III
Comapany
March      NameARYA Sciences Acquisition Corp III
       19, 2021
March2 19, 2021 Page 2
Page
FirstName LastName
Summary, page 1

2. On page 4, revise the discussion of the conditions of the closing to clarify which conditions are waivable and by which party or parties. Highlight the risk that Nasdaq approval of the New Nautilus listing is a waivable condition, as outlined in the risk factor on page 72.
Risk Factors, page 28

3. In the introduction to this section you explain that the risk factors are not "exhaustive" and
         you encourage investors    to perform their own investigation with
respect to [your]
         business, financial condition and prospects.    Please revise to
eliminate this disclaimer or
         explain why it is appropriate to direct investors to information that is not contained in the registration statement.
Risks Related to Ownership of New Nautilus Common Stock, page 59

4. On page 62, revise to describe the risk that the exclusive forum provisions may increase
         investors    costs to bring a claim.
Background to the Business Combination, page 102

5. Substantially revise the background section to provide additional detail regarding the discussions with other potential combination targets and between ARYA and Nautilus. In particular we note no disclosure of when discussions with the remaining two of the three final candidates ended, and no disclosure regarding what occurred between October 21,
         2020 and December 1, 2020.
6. Revise to disclose the potential structure of the transaction as discussed at the December
         1, 2020 meeting.
7.       Refer to the top of page 104. Disclose ARYA   s valuation of Nautilus
shared at that time
         and the comparable company analysis ARYA had performed, and the valuation ARYA identified at which it was interested in pursuing a transaction. Certain Company Projected Financial Information, page 110

8. Please revise to include the cost projections referenced on page 111 as well as any other material projections provided to the board.
U.S. Federal Income Tax Considerations, page 149

9.       You state that the disclosure is    for informational purposes only.
 Investors are entitled to
         rely on your disclosure. Revise to eliminate this inappropriate disclaimer.
 Adam Stone
FirstName  LastNameAdam
ARYA Sciences   AcquisitionStone
                            Corp III
Comapany
March      NameARYA Sciences Acquisition Corp III
       19, 2021
March3 19, 2021 Page 3
Page
FirstName LastName
10. Please revise the heading to indicate that this section covers Material U.S. Federal Income
         Tax Consequences and provide a tax opinion in accordance with Regulation S-K, Item
         601(b)(8). Also, refer to Sections III.C.3 and 4 of Staff Legal Bulletin No. 19 concerning assumptions and opinions subject to uncertainty. In this regard, we note the disclosure
         that U.S holders    generally should not    recognize gain or loss on
the domestication
            [a]ssuming the Domestication    qualifies as an    F
Reorganization. We also note the
         disclosure that the    Domestication could be a taxable event to U.S.
Holders under the
         PFIC provisions of the Code.    Please note that these are only
examples.
Business Summary, page 187

11. Please revise the opening paragraph to explain that you are a development stage company and the third paragraph to clarify the development status of your Nautilus Platform including whether you have a working prototype. Please make similar changes to the
         Summary on page 1.
12. We note numerous statements indicating that you have "designed" your Nautilus Platform to achieve certain performance specifications but it remains unclear whether the specifications you cite are aspirational goals or whether you presently have technology that can meet these specifications. For instance, we refer to your statement on page
         198 that you have designed your Nautilus Platform to measure billions of individual protein molecules at a time, in a massively parallel and efficient workflow.
13. With reference to your disclosure on page 45, discuss how the Nautilus Platform involves the use of laser technology.
The Nautilus Approach, page 196

14. Please revise this section to include a development plan that identifies and discusses the key work that you will need to perform on the Nautilus Platform in order to achieve your stated goal of broad commercialization by the end of 2023 or beginning of 2024.
Government Regulation, page 216

15. We note that your risk factor discussion on page 45 discusses your use of hazardous chemicals and biological materials in your business. Please revise to discuss regulations governing your use of these materials or advise.
Exhibits

16.      Please provide a form of proxy marked as    preliminary    with your
next submission.
 Adam Stone
FirstName  LastNameAdam
ARYA Sciences   AcquisitionStone
                            Corp III
Comapany
March      NameARYA Sciences Acquisition Corp III
       19, 2021
March4 19, 2021 Page 4
Page
FirstName LastName
        You may contact Christine Torney at (202) 551-3652 or Vanessa Robertson at (202) 551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Peter Seligson, Esq.